AIS

06016220

RECEIVED
2006 AUG 22 A 10:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 15, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 104/2006 and AIS-CP 107/2006**

Subject:	1. Notification of the Resolutions of the Board of Directors' Meeting No. 7/2006 2. Report of Financial Covenants Compliance
Date:	August 15, 2006
Attachment:	Submission of the Reviewed Financial Statements for the Second quarter of Year 2006 and Management's Discussion and Analysis for the Second quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 15, 2006

AIS-CP 104/2006

August 15, 2006

Subject: Notification of the Resolutions of Board of Directors Meeting No. 7/2006 in relation to Dividends Payment and Investments

To: The President
The Stock Exchange of Thailand

We would like to inform you that Board of Directors Meeting of Advanced Info Service Plc ("the Company") No. 7/2006 held on August 15, 2006 has resolved the following matters:

1. Certified the Minutes of Board of Directors' Meeting No. 6/2006 held on July 12, 2006.

2. Approved an additional capital expenditure of 155 million dollars for expansion of the GSM network Phase 17B in order to increase the service capacity for the Company's subscribers and improve the traffic and signalling efficiency.

3. Approved the Balance Sheets, Statement of Income and Cash Flow Statements for the second quarter of 2006 ended June 30.

4. Approved the dividends payment for the first half of 2006 (January 1 – June 30) at the rate of 3 baht per share, totaling 8,857.65 million baht. The dividends will be paid on a total amount of 2,952,548,589 shares.

   The closing date of the share registration book to designate the right of shareholders to receive dividends will be on August 30, 2006, at 12.00 noon. The date of payment is fixed on September 13, 2006.

5. Approved an additional investment in AIS International Network Company Ltd., which is a 99.93% subsidiary of the Company. AIS International Network Company Ltd. will increase its registered capital from 1 million baht to 200 million baht and paid-up capital from 1 million baht to 100 million baht. This is an investment of 99 million baht.

6. Approved an appointment of Mr. Wichian Mektrakarn to be the president of the Company, effective from August 16, 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
August 15, 2006

Ref: AIS-CP107/06

August 15, 2006

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS06NA, AIS073A, AIS07OA, AIS093A, and AIS093B, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at 30 June, 2006 the Company was not in default of any debt obligation. The Company can maintain the credit rating at AA and the debt to equity ratio as at 30 June 2006 were 0.38 time. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Overview

The Group grew its subscriber base by 909,000 during the first half of 2006.

For 2Q06, the Group reported total of 17,317,900 mobile phone subscribers, comprising of 1,911,900 postpaid subscribers (GSM Advance and GSM 1800) and 15,406,000 prepaid (One-2-Call!) subscribers. This represented an increase of 684,000 subscribers during the period, compared to net increase of 225,000 subscribers in 1Q06. The substantial increase in subscribers was a result of the Group's aggressive promotions to attract and retain subscribers after an ease of pressure from political activities in 1Q06.

Service revenues in 2Q06 were Baht 18,422 million, decreased 6.9% y-o-y and 13.4% q-o-q due to seasonality and low tariffs offered during the period. Of total service revenues in 2Q06, approximately 65% represented revenues from prepaid services, 28% from postpaid services, 4% from international roaming and 3% from other services.

Revenue from sales showed a significant growth to Baht 4,086 million in 2Q06 compared to Baht 3,421 million in 1Q06, representing an increase of 61.7% y-o-y and 19.4% q-o-q. As a result, the Group generated total revenues of Baht 22,508 million, increased 0.9% y-o-y but decreased 8.8% q-o-q.

Earnings before interest, tax, depreciation and amortization (EBITDA) was Baht 10,496 million in 2Q06 compared to Baht 12,364 million in 1Q06. This represented an EBITDA margin of 46.6% in 2Q06 compared to 50.1% in 1Q06. The decline in EBITDA in 2Q06 was due to increased marketing expenses and higher proportion of handset sales which generated lower margin than services.

The Group reported a net profit of Baht 4,126 million in 2Q06, declined 5.1% y-o-y and 22% q-o-q.

For the first six-month period of 2006 (1H06), the Group generated total revenues of Baht 47,196 million, represented a growth of 2.5% from Baht 46,030 million in the same period of last year. Net profit was Baht 9,415 million, declined 5.2% compared to Baht 9,930 million in 1H05.

Results of operations - Quarterly Comparison

Million Baht

	2Q06	1Q06	% change q-o-q	2Q05 restated	% change y-o-y
Service revenue	18,422	21,267	(13.4%)	19,781	(6.9%)
Sales revenue	4,086	3,421	19.4%	2,527	61.7%
Total revenue	22,508	24,688	(8.8%)	22,308	0.9%
Total cost	13,968	14,123	(1.1%)	13,035	7.1%
Gross profit	8,540	10,565	(19.2%)	9,273	(7.9%)
SG&A	2,559	2,817	(9.2%)	2,653	(3.5%)
Earnings before tax	5,919	7,708	(23.2%)	6,338	(6.6%)
Net profit	4,126	5,290	(22.0%)	4,345	(5.1%)

	1H06 (6-mths)	1H05 (6-mths) restated	% change y-o-y
Service revenue	39,689	40,967	(3.1%)
Sales revenue	7,507	5,063	48.2%
Total revenue	47,196	46,030	2.5%
Total cost	28,091	26,029	7.9%
Gross profit	19,106	20,002	(4.5%)
SG&A	5,376	5,035	6.8%
Earnings before tax	13,626	14,459	(5.8%)
Net profit	9,415	9,930	(5.2%)

Revenues & Profitability

Total Revenue

Service revenues dropped in 2Q06 due to seasonal effect and low price packages offerings.

The Group reported the service revenues of Baht 18,422 million in 2Q06, a fall of 6.9% y-o-y and 13.4% q-o-q due to seasonal effect and low tariff package offerings. As the competition in the market remained intense, the Group had launched low tariff offerings to retain its subscriber base, which led to service revenues decline in this quarter.

Revenues from handset and SIM card sales were Baht 4,086 million in 2Q06, represented a growth of 61.7% y-o-y and 19.4% q-o-q. The substantial growth in sales revenues were driven by a significant increase in unit sale due to a change in distribution strategy during the quarter. As a result, total revenues were posted at Baht 22,508 million in 2Q06, decreased 8.8% from Baht 24,688 million in 1Q06.

For the first six month period ended June 2006, the Group generated total revenues of Baht 47,196 million, increased 2.5% from Baht 46,030 million in the same period of last year. The revenue increase was mainly because of higher handset sales.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 2Q06 The Group incurred Baht 13,968 million of total cost, increased 7.2% y-o-y but declined 1.1% q-o-q.

Cost of services and equipment rentals remained relatively stable q-o-q at Baht 5,762 million in this quarter compared to Baht 5,876 million in 1Q06, but declined 5% y-o-y compared with Baht 6,064 million in 2Q05 due mainly to lower amortization as some portion of assets under concession agreement had been fully amortized.

The concession fee and excise tax were Baht 4,546 million, decreased 2.3% y-o-y and 13.4% q-o-q attributed to lower service revenues during the period. This represented an effective concession fee and excise tax of 25% to service revenue. During the period, the rate of combined concession fee and excise tax was 30% for postpaid service and 20% for prepaid.

Cost of sales increased to Baht 3,660 million in 2Q06 from Baht 3,000 million in 1Q06 due to higher volume sales but lower handset and SIM card margins.

Sales margin were usually fluctuated from quarter to quarter. In 2Q06, sales margin dropped to 10.4% compared to 12.3% in the previous quarter.

SG&A expenses dropped 3.5% y-o-y and 9.2% q-o-q, attributed to lower bad debt expenses and effective operating cost control.

Selling and administrative expenses were Baht 2,559 million in 2Q06, a fall of 3.5% y-o-y and 9.2% q-o-q, despite an increase in marketing expense. This was attributed to lower bad debt expenses and effective operating cost control.

Net Profit

The Group posted a net profit of Baht 4,126 million in 2Q06, a fall of 5.1% y-o-y and 22% q-o-q. For the six-month period, net profit was Baht 9,415 million, declined 5.2% compared to Baht 9,930 million in 1H05.

Liquidity

During the first six month period of 2006, current ratio slightly decreased to 54% as at end of June 2006 from 71% as at end of March 2006. This was resulted from lower amount of cash and cash equivalents from Baht 20,059 million in 1Q06 to Baht 13,817 million in 2Q06 after the Group paid dividend of Baht 3.30 per share or Baht 9,765 million on 8 May 2006.

Current assets

As of 30 June 2006, the Group's current assets was Baht 22,962 million, decreased by Baht 6,332 million or 21.6% from Baht 29,294 million as of 31 March 2006. The main reason was a decrease in cash and cash equivalents which were used to support a dividend payment in this period.

Current liabilities

Current liabilities was Baht 42,266 million as of the end of June 2006, increased from Baht 41,507 million at the end of March 2006 primarily due to increase in trade accounts payable.

As of 30 June 2006, the current portion of long-term debts and debentures increased slightly to Baht 16,499 million from Baht 16,495 million as of 31 March 2006.

	30 June 2006		31 March 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Trade accounts payable	5,794	11.9%	3,991	8.1%
Current portion of long-term borrowings & debentures	16,499	33.8%	16,495	33.6%
Concession right payable, accrued concession fee and excise tax	8,284	17.0%	7,968	16.3%
Other current liabilities	11,689	24.0%	13,053	26.6%

Assets

Total Asset decreased 4.4% from a decrease in cash and cash equivalents.

As of 30 June 2006, total assets amounted to Baht 128,422 million, a decrease of 4.4% from Baht 134,302 million as of 31 March 2006. The reason was a decrease in cash and cash equivalents. Assets under concession agreement increased to Baht 74,716 million as of 30 June 2006 from Baht 73,610 million as

of 31 March 2006 following investment in network quality and coverage expansion.

Current assets accounted for 17.9% of total assets while non-current assets stood at 82.1%. Details of major items were as follows.

	30 June 2006		31 March 2006	
	Million Baht	% of Total assets	Million Baht	% of Total Assets
Current assets	22,962	17.9%	29,294	21.8%
Property, plant and equipment, net	9,172	7.2%	9,581	7.1%
Asset under concession agreement, net	74,716	58.2%	73,610	54.8%
Deferred tax asset	9,266	7.2%	9,089	6.8%
Other non-current assets	12,306	9.6%	12,728	9.5%

Capital structure

Capital structure remained strong albeit a slight increase in total liabilities to equity.

The Group's balance sheet remained healthy with strong capital structure. Total liabilities to equity increased to 61% as of 30 June 2006 from 58% as of 31 March 2006. Net debt (Total debentures and long-term borrowings minus cash) to equity increased to 11.5% as of 30 June 2006 compared to 4.6% as of 31 March 2006 after the dividend payment in the period.

Debentures and Loans

Debentures and loans were Baht 22,968 million as of 30 June 2006, decreased from Baht 23,963 million as of 31 March 2006. The company repaid long-term debentures and financial lease of Baht 1,003 million in this quarter. For the first six month period ended June 2006, the company had repaid long-term debentures and financial lease for the total amount of Baht 2,508 million.

	30 June 2006		31 March 2006	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Current portion of long-term borrowings & debentures	16,499	33.8%	16,495	33.6%
Long-term borrowings	24	0.05%	25	0.1%
Long-term debentures	6,445	13.2%	7,443	15.2%
Total long-term borrowings	22,968	47.1%	23,963	48.9%

Shareholders' equity

The Group's shareholders' equity decreased from Baht 85,260 million as of 31 March 2006 to Baht 79,635 million as of 30 June 2006, mainly due to a dividend payment of total Baht 9,765 million.

The Group has strong and steady cash flow generated by its profitable operations.

Cash Flow

The Group has strong and steady cash flow attributed to its profitable operations. For the first six month period of 2006, the Group generated an operating cash flow of Baht 19,696 million, which was abundant to support investment activities, reduce long-term debentures and pay a dividend in this period. An increase in cash of Baht 2,156 million was kept on the balance sheet, reserving for future operating and investment activities.

RECEIVED
2006 AUG 22 A 10: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS
(UNAUDITED)

30 JUNE 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 June 2006, and the related consolidated and company statements of income for the three-month and six-month periods ended 30 June 2006 and the related statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my review. The interim consolidated and company financial statements for the three-month and six-month periods ended 30 June 2005 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, were reviewed by the another auditor from the same firm as myself, whose report dated 10 August 2005 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidated and company statements of income for the three-month and six-month periods ended 30 June 2005 and the related consolidated and company statements of changes in shareholders' equity and cash flows for the six-month period ended 30 June 2005, presented for comparative purposes (before restatement), are components of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2005 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 27 February 2006 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2005, presented herewith for comparative purposes (before restatement), are part of the consolidated and company financial statements which were audited and upon which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
15 August 2006

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		13,817,410	11,456,373	1,820,731	1,824,526
Short-term investments		115,554	298,840	-	-
Trade accounts receivable, net	7	3,959,326	4,526,264	4,452,945	5,450,856
Amounts due from and loan to related parties	19	365	3,017	36,526	40,076
Receivables for cash card		894,334	1,266,494	-	-
Value added tax receivables - third party		1,021,441	214,746	1,021,441	214,746
Inventories and spare part inventories for mobile phone network maintenance, net		1,584,083	1,347,141	158,738	186,224
Other current assets	8	1,569,871	1,233,709	1,125,897	1,016,911
Total Current Assets		22,962,384	20,346,584	8,616,278	8,733,339
Non-Current Assets					
Investments in subsidiaries, net	9	-	-	30,304,260	30,977,002
Property, plant and equipment, net	10	7,762,112	8,259,476	7,047,795	7,917,282
Assets under concession agreements, net	10	74,716,141	75,842,690	67,755,250	68,028,653
Intangible assets					
Computer software, net	10	1,410,418	1,440,357	1,324,698	1,351,642
Concession rights, net	10	3,278,516	3,505,927	-	-
Goodwill, net	10	8,420,495	9,003,947	-	-
Deferred tax assets	15	9,265,940	8,945,615	8,311,554	8,018,574
Other non-current assets, net	10	605,961	614,908	500,118	516,566
Total Non-Current Assets		105,459,583	107,612,920	115,243,675	116,809,719
Total Assets		128,421,967	127,959,504	123,859,953	125,543,058

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน)

The notes on pages 11 to 39 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2006 and 31 December 2005

	Notes	Consolidated Unaudited 30 June 2006 Baht'000	Consolidated Audited 31 December 2005 Restated Baht'000	Company Unaudited 30 June 2006 Baht'000	Company Audited 31 December 2005 Restated Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	11	5,793,941	4,520,100	5,704,736	4,482,010
Amounts due to and loans from related parties	19	290,323	365,129	6,033,479	8,479,780
Current portion of long-term debentures, net, and long-term borrowings	12	16,498,874	14,240,939	16,496,900	14,240,601
Concession right payable, accrued concession fee and excise tax	13	8,284,268	7,354,234	3,215,615	2,295,987
Unearned income - mobile phone service		2,108,597	2,198,430	2,100,058	2,202,185
Advance receipt from customers		3,057,076	3,315,128	-	-
Income tax payable		4,429,742	2,992,232	3,688,526	2,213,434
Deferred tax liabilities	15	96,462	92,184	-	-
Other current liabilities	14	1,706,232	1,655,828	1,305,690	1,389,279
Total Current Liabilities		42,265,515	36,734,204	38,545,004	35,303,276
Non-Current Liabilities					
Long-term debentures, net, and long-term borrowings	12	6,468,695	11,209,806	6,459,249	11,208,335
Other liabilities		52,713	80,941	-	-
Total Non-Current Liabilities		6,521,408	11,290,747	6,459,249	11,208,335
Total Liabilities		48,786,923	48,024,951	45,004,253	46,511,611
Shareholders' Equity					
Share capital					
Authorised share capital	17	4,997,460	5,000,000	4,997,460	5,000,000
Issued and fully paid-up share capital	17	2,951,506	2,950,640	2,951,506	2,950,640
Premium on share capital	17	20,889,350	20,729,933	20,889,350	20,729,933
Advanced receipts for share subscription		6,971	25,257	6,971	25,257
Fair value reserve of available-for-sale securities		-	17,671	-	-
Unrealised gain from dilution of investment		161,187	161,187	161,187	161,187
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Appropriated - Capital reserve for treasury stock		-	83,130	-	83,130
Unappropriated		54,346,686	54,664,430	54,346,686	54,664,430
Treasury stock	17	-	(83,130)	-	(83,130)
Total Parent's Shareholders' Equity		78,855,700	79,049,118	78,855,700	79,031,447
Minority interests		779,344	885,435	-	-
Total Shareholders' Equity		79,635,044	79,934,553	78,855,700	79,031,447
Total Liabilities and Shareholders' Equity		128,421,967	127,959,504	123,859,953	125,543,058

The notes on pages 11 to 39 are an integral part of these interim financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 30 June 2006 and 2005

	Note	Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		18,422,426	19,781,331	17,350,923	18,204,226
Sales		4,085,724	2,526,653	-	-
Total revenues		22,508,150	22,307,984	17,350,923	18,204,226
Cost					
Cost of services and equipment rentals		5,761,931	6,064,233	5,705,446	6,290,733
Concession fee and excise tax		4,545,744	4,654,146	4,255,644	4,269,209
Cost of sales		3,660,245	2,316,740	-	-
Total cost		13,967,920	13,035,119	9,961,090	10,559,942
Gross profit		8,540,230	9,272,865	7,389,833	7,644,284
Selling and administrative expenses		2,559,074	2,652,632	2,116,787	2,415,012
Profit from sales, services and equipment rentals		5,981,156	6,620,233	5,273,046	5,229,272
Other operating income		286,827	134,221	193,943	98,923
Net loss on exchange rate		(19,839)	(24,922)	(22,058)	(21,276)
Directors' remuneration		(1,900)	(1,345)	(1,790)	(1,330)
Operating results		6,246,244	6,728,187	5,443,141	5,305,589
Share of net profit of investments - equity method		-	-	571,489	882,825
Profit before interest and tax		6,246,244	6,728,187	6,014,630	6,188,414
Interest expense		(326,728)	(389,805)	(381,605)	(364,719)
Income tax		(1,840,633)	(1,983,953)	(1,507,306)	(1,478,428)
Profit before minorities		4,078,883	4,354,429	4,125,719	4,345,267
(Loss) profit attributable to minorities, net		(46,836)	9,162	-	-
Net profit for the period		4,125,719	4,345,267	4,125,719	4,345,267
Basic earnings per share (Baht)	5				
Net profit for the period		1.40	1.48	1.40	1.48
Diluted earnings per share (Baht)	5				
Net profit for the period		1.40	1.47	1.40	1.47

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 39 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the six-month periods ended 30 June 2006 and 2005

		Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		39,689,830	40,967,081	37,422,047	37,698,873
Sales		7,506,526	5,063,300	-	-
Total revenues		47,196,356	46,030,381	37,422,047	37,698,873
Cost					
Cost of services and equipment rentals		11,637,470	11,887,886	11,830,344	12,310,617
Concession fee and excise tax		9,792,532	9,603,784	9,138,012	8,831,731
Cost of sales		6,660,709	4,537,041	-	-
Total cost		28,090,711	26,028,711	20,968,356	21,142,348
Gross profit		19,105,645	20,001,670	16,453,691	16,556,525
Selling and administrative expenses		5,375,798	5,034,500	4,511,211	4,561,684
Profit from sales, services and equipment rentals		13,729,847	14,967,170	11,942,480	11,994,841
Other operating income		553,480	298,428	326,609	241,314
Net gain (loss) on exchange rate		3,206	(10,021)	(8,794)	(6,849)
Directors' remuneration		(4,205)	(2,932)	(3,485)	(2,917)
Operating results		14,282,328	15,252,645	12,256,810	12,226,389
Share of net profit of investments - equity method	9	-	-	1,344,558	1,877,994
Profit before interest and tax		14,282,328	15,252,645	13,601,368	14,104,383
Interest expense		(655,168)	(793,669)	(756,248)	(736,113)
Income tax	16	(4,288,107)	(4,500,186)	(3,429,736)	(3,438,242)
Profit before minorities		9,339,053	9,958,790	9,415,384	9,930,028
(Loss) profit attributable to minorities, net		(76,331)	28,762	-	-
Net profit for the period		9,415,384	9,930,028	9,415,384	9,930,028
Basic earnings per share (Baht)	5				
Net profit for the period		3.19	3.37	3.19	3.37
Diluted earnings per share (Baht)	5				
Net profit for the period		3.19	3.37	3.19	3.37

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 39 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the six-month periods ended 30 June 2006 and 2005

	Consolidated (Baht'000)										
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Fair Value reserve	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappro-priated retained earnings	Treasury stock	Minority interests	Total
Opening balance 2006	2,950,640	20,729,933	25,257	25,243	161,187	500,000	83,130	45,817,013	(83,130)	871,848	71,081,121
Retrospective adjustments (Note 2)	-	-	-	(7,573)	-	-	-	8,847,417	-	13,587	8,853,431
Opening balance - as restated	2,950,640	20,729,933	25,257	17,670	161,187	500,000	83,130	54,664,430	(83,130)	885,435	79,934,552
Net profit for the period	-	-	-	-	-	-	-	9,415,384	-	-	9,415,384
Dividend paid (Note 6)	-	-	-	-	-	-	-	(9,735,668)	-	(29,760)	(9,765,428)
Transfer of advanced receipts to additional shares (Note 17)	491	24,766	(25,257)	-	-	-	-	-	-	-	-
Additional shares (Note 17)	2,915	134,651	-	-	-	-	-	-	-	-	137,566
Advanced receipt for share subscription (Note 17)	-	-	6,971	-	-	-	-	-	-	-	6,971
Fair value reserve of available-for-sale securities	-	-	-	(17,670)	-	-	-	-	-	-	(17,670)
Reversal of capital reserve for treasury stock	-	-	-	-	-	-	(83,130)	83,130	-	-	-
Offset of treasury stock (Note 17)	(2,540)	-	-	-	-	-	-	(80,590)	83,130	-	-
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(76,331)	(76,331)
Closing balance 30 June 2006	2,951,506	20,889,350	6,971	-	161,187	500,000	-	54,346,686	-	779,344	79,635,044
Opening balance 2005	2,945,188	20,470,525	11,051	14,268	3,040	500,000	-	43,483,254	(83,130)	742,972	68,087,168
Retrospective adjustments (Note 2)	-	-	-	(4,280)	-	-	-	9,030,734	-	13,785	9,040,239
Opening balance - as restated	2,945,188	20,470,525	11,051	9,988	3,040	500,000	-	52,513,988	(83,130)	756,757	77,127,407
Net profit for the period (Restated)	-	-	-	-	-	-	-	9,930,028	-	-	9,930,028
Dividend paid	-	-	-	-	-	-	-	(7,653,365)	-	-	(7,653,365)
Transfer of advanced receipts to additional shares	253	10,798	(11,051)	-	-	-	-	-	-	-	-
Additional shares	2,216	98,585	-	-	-	-	-	-	-	-	100,801
Advanced receipt for share subscription	-	-	20,122	-	-	-	-	-	-	-	20,122
Fair value reserve of available-for-sale securities	-	-	-	(6,915)	-	-	-	-	-	-	(6,915)
Capital reserve for treasury stock	-	-	-	-	-	-	83,130	(83,130)	-	-	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	28,762	28,762
Closing balance 30 June 2005	2,947,657	20,579,908	20,122	3,073	3,040	500,000	83,130	54,707,521	(83,130)	785,519	79,546,840

The notes on pages 11 to 39 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the six-month periods ended 30 June 2006 and 2005

	Company (Baht'000)								
	Issued and paid-up share capital	Premium on share capital	Advance receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Treasury stock	Total
Opening balance 2006	2,950,640	20,729,933	25,257	161,187	500,000	83,130	45,817,013	(83,130)	70,184,030
Retrospective adjustments (Note 2)	-	-	-	-	-	-	8,847,417	-	8,847,417
Opening balance - as restated	2,950,640	20,729,933	25,257	161,187	500,000	83,130	54,664,430	(83,130)	79,031,447
Net profit for the period	-	-	-	-	-	-	9,415,384	-	9,415,384
Dividend paid (Note 6)	-	-	-	-	-	-	(9,735,668)	-	(9,735,668)
Transfer of advanced receipts to additional shares (Note 17)	491	24,766	(25,257)	-	-	-	-	-	-
Additional shares (Note 17)	2,915	134,651	-	-	-	-	-	-	137,566
Advanced receipts for share subscription (Note 17)	-	-	6,971	-	-	-	-	-	6,971
Reversal of capital reserve for treasury stock	-	-	-	-	-	(83,130)	83,130	-	-
Offset of treasury stock (Note 17)	(2,540)	-	-	-	-	-	(80,590)	83,130	-
Closing balance 30 June 2006	2,951,506	20,889,350	6,971	161,187	500,000	-	54,346,686	-	78,855,700
Opening balance 2005	2,945,188	20,470,525	11,051	3,040	500,000	-	43,483,254	(83,130)	67,329,928
Retrospective adjustments (Note 2)	-	-	-	-	-	-	9,030,734	-	9,030,734
Opening balance - as restated	2,945,188	20,470,525	11,051	3,040	500,000	-	52,513,988	(83,130)	76,360,662
Net profit for the period (Restated)	-	-	-	-	-	-	9,930,028	-	9,930,028
Dividend paid	-	-	-	-	-	-	(7,653,365)	-	(7,653,365)
Transfer of advanced receipts to additional shares	253	10,798	(11,051)	-	-	-	-	-	-
Additional shares	2,216	98,585	-	-	-	-	-	-	100,801
Advanced receipts for share subscription	-	-	20,122	-	-	-	-	-	20,122
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-
Closing balance 30 June 2005	2,947,657	20,579,908	20,122	3,040	500,000	83,130	54,707,521	(83,130)	78,758,248

The notes on pages 11 to 39 are an integral part of these interim financial statements.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2006 and 2005

		Consolidated		Company	
		Unaudited 30 June 2006	Unaudited 30 June 2005 Restated	Unaudited 30 June 2006	Unaudited 30 June 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	18	19,696,357	19,567,597	17,666,223	16,846,059
Cash flows from investing activities:					
Net changes in short-term investments		158,043	(100,640)	-	-
Net changes in advances to suppliers		-	10,285	-	10,285
Proceeds from disposals of property and equipment		15,405	8,837	14,274	8,275
Acquisitions of a subsidiary, net of cash acquired		-	-	-	(210,000)
Cash invested in long-term investments in a subsidiary		-	-	-	(250,000)
Purchases of property, plant and equipment		(1,365,354)	(1,585,043)	(1,289,431)	(1,536,507)
Purchases of assets under concession agreements		(4,219,771)	(4,927,375)	(4,000,487)	(4,688,870)
Dividend received from a subsidiary		-	-	2,017,300	18,720
Net cash payments to investing activities		(5,411,677)	(6,593,936)	(3,258,344)	(6,648,097)
Cash flows from financing activities:					
Repayments of short-term loans from a subsidiary		-	-	(7,300,000)	(2,500,000)
Proceeds of short-term loans from a subsidiary		-	-	5,000,000	2,500,000
Repayments of long-term debentures	12	(2,500,000)	(1,500,000)	(2,500,000)	(1,500,000)
Finance lease principal payments	12	(7,836)	(73,334)	(6,732)	(73,078)
Proceeds from capital increase		2,915	2,216	2,915	2,216
Proceeds from share premium		134,651	98,584	134,651	98,584
Advanced receipts for share subscription		6,971	20,122	6,971	20,122
Payments of dividend	6	(9,735,668)	(7,653,364)	(9,735,668)	(7,653,364)
Payments of dividend to minorities		(29,760)	-	-	-
Net cash payments from financing activities		(12,128,727)	(9,105,776)	(14,397,863)	(9,105,520)
Net increase in cash and cash equivalents		2,155,953	3,867,885	10,016	1,092,442
Opening balance		6,757,483	9,449,330	1,824,526	1,535,118
Unrealised (loss) gain on exchange rate of cash and cash equivalents		(13,811)	34,135	(13,811)	34,135
Closing balance		8,899,625	13,351,350	1,820,731	2,661,695

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 39 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the six-month periods ended 30 June 2006 and 2005 comprise:

	Consolidated		Company	
	Unaudited 30 June 2006 Million Baht	Unaudited 30 June 2005 Million Baht	Unaudited 30 June 2006 Million Baht	Unaudited 30 June 2005 Million Baht
Cash and deposits at financial institutions	6,329	10,444	1,118	1,590
Short-term investments with maturities of three months or less	7,488	2,907	703	1,072
Cash and cash equivalents stated in balance sheets	13,817	13,351	1,821	2,662
Less restricted bank deposits	(4,917)	-	-	-
Total cash and cash equivalents for statement of cash flows purpose	8,900	13,351	1,821	2,662

Restricted bank deposits

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 4,917.78 million (30 June 2005: Baht nil) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 11 to 39 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information (continued)

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the six-month periods ended 30 June 2006 and 2005 comprise:

	Consolidated		Company	
	Unaudited 30 June 2006 Million Baht	Unaudited 30 June 2005 Million Baht	Unaudited 30 June 2006 Million Baht	Unaudited 30 June 2005 Million Baht
Interest paid and income tax paid				
Interest paid	649	739	834	739
Income tax paid	3,256	5,317	2,248	3,987
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	3,707	3,501	3,582	3,363

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' since the second quarter of 2005. The adoption of three new standards did not have material impact on the interim consolidated and company financial statements presented.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except for the early adoption of TAS 56, 'Accounting for Income Taxes', prior to its effective date as follows.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 15 August 2006.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

2 Early adoption of Accounting for Income Taxes

As mentioned in note 1, the Group has early adopted in the first quarter of 2006, prior to its effective date, TAS 56, "Accounting for Income Taxes". The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheets as at 31 December 2005, and the consolidated and company statements of income for the three-month and six-month periods ended 30 June 2005 as follows:

Balance sheets as at 31 December 2005	**Restated**	
	Consolidated Million Baht	**Company Million Baht**
Increase in long-term investments	-	829
Increase in deferred tax assets	8,946	8,019
Increase in deferred tax liabilities	92	-
Shareholders' equity		
Decrease in fair value reserve	8	-
Increase in retained earnings as at 31 December 2005	8,847	8,847
Increase in retained earnings as at 1 January 2005	9,030	9,030
Increase in minority interests	14	-

Statements of income for the three-month period ended 30 June 2005	**Restated**	
	Consolidated Million Baht	**Company Million Baht**
Decrease in share of net profit of investments - equity method	-	17
Decrease in income tax	176	194
Decrease in profit attributable to minorities	-	-
Increase in net profit for the period	176	176
Increase in basic earnings per share (Baht)	0.05	0.05
Increase in diluted earnings per share (Baht)	0.07	0.07

Statements of income for the six-month period ended 30 June 2005	**Restated**	
	Consolidated Million Baht	**Company Million Baht**
Decrease in share of net profit of investments - equity method	-	49
Decrease in income tax	391	441
Decrease in profit attributable to minorities	1	-
Increase in net profit for the period	392	392
Increase in basic earnings per share (Baht)	0.13	0.13
Increase in diluted earnings per share (Baht)	0.14	0.14

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Segment information

Financial information by business segment for the three-month and six-month periods ended 30 June 2006 and 2005 are as follows:

	Consolidated (Million Baht) For the three-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues:								
Revenues from services and equipment rentals	18,231	19,628	24	24	167	129	18,422	19,781
Sales	-	-	4,085	2,527	1	-	4,086	2,527
Total revenues	18,231	19,628	4,109	2,551	168	129	22,508	22,308
Operating expenses:								
Cost of sales, services and equipment rentals	(10,165)	(10,637)	(3,673)	(2,325)	(130)	(73)	(13,968)	(13,035)
Selling and administrative expenses	(2,328)	(2,549)	(136)	(47)	(95)	(57)	(2,559)	(2,653)
Operating profit (loss)	5,738	6,442	300	179	(57)	(1)	5,981	6,620

S.S.

3 **Segment information** (continued)

	Consolidated (Million Baht)							
	For the six-month periods ended 30 June							
	Mobile phone and call center services		Mobile phone sales		Datanet and broadband services		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues:								
Revenues from services and equipment rentals	39,320	40,663	41	51	329	253	39,690	40,967
Sales	-	-	7,496	5,062	10	1	7,506	5,063
Total revenues	39,320	40,663	7,537	5,113	339	254	47,196	46,030
Operating expenses:								
Cost of sales, services and equipment rentals	(21,175)	(21,331)	(6,670)	(4,553)	(246)	(145)	(28,091)	(26,029)
Selling and administrative expenses	(4,952)	(4,830)	(255)	(109)	(168)	(95)	(5,375)	(5,034)
Operating profit (loss)	13,193	14,502	612	451	(75)	14	13,730	14,967

4 Significant items charged to operating profit

The following items have been charged to the operating profit during the interim period:

	Consolidated		Company	
	30 June 2006 Million Baht	30 June 2005 Million Baht	30 June 2006 Million Baht	30 June 2005 Million Baht
Depreciation on property and equipment (Note 10)	1,997	2,429	1,924	2,390
Amortisation of intangible assets (Note 10)				
- Computer software	255	245	251	245
- Assets under concession agreements	6,284	6,215	5,646	5,204
- Concession rights	228	228	-	-
- Positive goodwill	583	583	-	-
- Deferred charges	59	77	49	67
Loss on obsolete spare parts for mobile phone network maintenance, net	49	113	46	106
Impairment loss on assets	69	-	53	-
Doubtful accounts and bad debts	142	340	131	331
Staff costs	1,759	1,372	1,298	997
Marketing expenses	1,277	1,388	1,042	1,331
Number of staff (persons)	7,815	7,322	4,527	4,323

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month and six-month periods ended 30 June 2006 and 2005.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

5 Earnings per share (continued)

For the three-month periods ended	Consolidated 30 June 2006	Consolidated 30 June 2005 Restated	Company 30 June 2006	Company 30 June 2005 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	4,126	4,345	4,126	4,345
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,951	2,945	2,951	2,945
Basic earnings per share (Baht)	1.40	1.48	1.40	1.48
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	1	6	1	6
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,952	2,951	2,952	2,951
Diluted earnings per share (Baht)	1.40	1.47	1.40	1.47

For the six-month periods ended	Consolidated 30 June 2006	Consolidated 30 June 2005 Restated	Company 30 June 2006	Company 30 June 2005 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	9,415	9,930	9,415	9,930
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,950	2,944	2,950	2,944
Basic earnings per share (Baht)	3.19	3.37	3.19	3.37
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	2	6	2	6
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,952	2,950	2,952	2,950
Diluted earnings per share (Baht)	3.19	3.37	3.19	3.37

6 Dividend paid

At the Annual General shareholders' Meeting on 24 April 2006, it was approved to declare a dividend for 2,950.22 million shares of Baht 3.30 each, totaling Baht 9,735.73 million. Dividends of Baht 9,735.67 million were paid to shareholders on 8 May 2006. The remaining amount of Baht 0.06 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

7 Trade accounts receivable, net

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Trade accounts receivable, gross				
Third parties	2,499	2,716	1,756	2,123
Related parties (Note 19)	137	138	1,421	1,776
Accrued income	1,782	2,288	1,695	2,121
	4,418	5,142	4,872	6,020
Less allowance for trade receivables	(459)	(616)	(419)	(569)
	3,959	4,526	4,453	5,451

Outstanding trade accounts receivable from third parties can be analysed as follows:

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Current - 3 months	4,092	4,708	3,281	3,972
Overdue 3 - 6 months	133	167	125	157
Overdue 6 - 12 months	9	35	8	32
Overdue over 12 months	47	95	37	83
	4,281	5,005	3,451	4,244
Less allowance for trade receivables	(459)	(616)	(419)	(569)
	3,822	4,389	3,032	3,675

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

8 Other current assets

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Prepaid expenses	958	887	903	833
Others receivables	612	347	223	184
	1,570	1,234	1,126	1,017

9 Investments in subsidiaries, net

Movements in investments in subsidiaries for the six-month period ended 30 June 2006 comprise:

	Company 30 June 2006 Million Baht
Transactions during the six-month period ended 30 June 2006	
Opening net book amount - as previously reported	30,148
Retrospective adjustment (Note 2)	829
Opening net book amount - as restated	30,977
Dividend income from a subsidiary	(2,017)
Share of net profit of investments - equity method	1,344
Closing net book amount	30,304

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

9 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 June 2006 / 31 December 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht	Accumulated share of profit (loss) in subsidiaries Million Baht		Equity Million Baht		Dividend Million Baht		Unrealised gain on dilution of investment Million baht	
							30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005	30 June 2006	31 December 2005
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,568.98	8,564.92	272.66	268.60	-	(18.72)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(235.08)	(142.22)	365.78	458.64	-	-	3.04	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	18.54	17.97	26.54	25.97	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(141.46)	(176.39)	438.30	403.37	-	(231.20)	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ.	Thailand	Shareholder	14,621.86	98.55	23,299.84	8,668.55	7,589.18	28,366.07	29,304.00	(2,017.30)	(1,585.02)	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.18)	(2.09)	0.23	0.32	-	-	-	-
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	342.65	(10.01)	592.65	239.99	-	-	-	-
Advanced MPay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(128.58)	(95.01)	239.57	273.14	-	-	158.15	158.15

9 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 30 June 2006 / 31 December 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital Million Baht	Investment portion %	Cost Million Baht	Accumulated share of profit (loss) in subsidiaries Million Baht		Equity Million Baht		Dividend Million Baht		Unrealised gain on dilution of investment Million baht	
							30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005 Restated	30 June 2006	31 December 2005	30 June 2006	31 December 2005
AIS International Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.52)	(0.01)	0.48	0.99	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	(0.01)	0.99	0.99	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	(0.01)	0.99	0.99	-	-	-	-
	Investments in subsidiaries, net					25,782.03	17,090.88	15,746.32	30,304.26	30,977.00	(2,017.30)	(1,834.94)	161.19	161.19

10 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and equipment	Computer software	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the six-month period ended 30 June 2006						
Opening net book value	8,259	1,440	75,843	3,506	9,619	98,667
Additions	1,224	156	5,581	-	52	7,013
Disposals, net	(10)	-	-	-	(2)	(12)
Transfer, net	288	69	(357)	-	-	-
Depreciation/amortisation charges	(1,997)	(255)	(6,284)	(228)	(642)	(9,406)
Allowance for impairment	(2)	-	(67)	-	-	(69)
Closing net book value	7,762	1,410	74,716	3,278	9,027	96,193
At 30 June 2006						
Cost	26,363	3,358	152,664	6,993	15,486	204,864
Less accumulated depreciation/amortisation	(18,599)	(1,948)	(73,911)	(3,715)	(6,459)	(104,632)
allowance for asset impairment	(2)	-	(4,037)	-	-	(4,039)
Net book value	7,762	1,410	74,716	3,278	9,027	96,193

Additions include Baht 15 million assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and equipment	Computer software	Assets under concession agreements	Other assets	Total
Transactions during the six-month period ended 30 June 2006					
Opening net book value	7,917	1,352	68,029	516	77,814
Additions	1,137	154	5,423	35	6,749
Disposals, net	(10)	-	-	(2)	(12)
Transfer, net	(70)	70	-	-	-
Depreciation/amortisation charges	(1,924)	(251)	(5,646)	(49)	(7,870)
Allowance for impairment	(2)	-	(51)	-	(53)
Closing net book value	7,048	1,325	67,755	500	76,628
At 30 June 2006					
Cost	24,966	3,265	136,692	737	165,660
Less accumulated depreciation/amortisation	(17,916)	(1,940)	(64,916)	(237)	(85,009)
allowance for asset impairment	(2)	-	(4,021)	-	(4,023)
Net book value	7,048	1,325	67,755	500	76,628

Additions include Baht 4 million assets leased under finance leases (where the Company is the lessee).

10 Capital expenditure and commitments (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	30 June 2006 Million	31 December 2005 Million	30 June 2006 Million	31 December 2005 Million
Assets under concession agreements				
Thai Baht	7,208	2,679	7,185	2,642
US Dollars	76	43	72	38
Japanese Yen	928	1,478	928	1,478
Euro	1	1	1	1
Property and equipment				
Thai Baht	256	224	252	217
US Dollars	60	16	60	16
Service maintenance agreements				
Thai Baht	1,405	1,064	1,331	1,061
US Dollars	18	7	17	7
Japanese Yen	138	74	138	74

The Group has entered into lease and related service agreements for office spaces, cars, base stations, computer hardware and others for periods ranging from 1 month to 9 years with options to renew. As at 30 June 2006, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	1,085	887
- within 2 to 5 years	1,711	1,180
- over 5 years	151	151

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

11 Trade accounts payable

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Trade accounts payable				
Third parties	5,702	4,399	5,217	3,755
Related parties (Note 19)	92	121	488	727
	5,794	4,520	5,705	4,482

12 Borrowings

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Current				
Current portion of long-term debentures, net	16,488	14,231	16,488	14,231
Current portion of finance lease liabilities	11	10	9	10
	16,499	14,241	16,497	14,241
Non-current				
Long-term debentures, net	6,445	11,191	6,445	11,191
Finance lease liabilities	24	19	14	17
	6,469	11,210	6,459	11,208
Total borrowings	22,968	25,451	22,956	25,449

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the six-month period ended 30 June 2006		
Opening net book value	25,451	25,449
Additions	15	4
Repayments	(2,508)	(2,507)
Amortisation of bond issuing cost	10	10
Closing net book value	22,968	22,956

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

12 Borrowings (continued)

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 30 June 2006 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	22,950	23,023	22,950	23,023

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

13 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003 and 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 June 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,739 million (31 December 2005: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement (using effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material unfavourable effect on the financial statements.

14 Other current liabilities

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Accrued bonus	216	344	189	287
Accrued interest expense	200	204	200	289
Value added tax payable, net	263	235	246	213
Other payables	357	267	244	208
Other current liabilities	670	606	427	392
	1,706	1,656	1,306	1,389

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

15 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2005: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
	2006	**2005 Restated**	**2006**	**2005 Restated**
				Million Baht
At 1 January	8,853	9,040	8,019	8,097
Statement of income charge	309	391	293	441
Reverse from equity/tax charge to equity	7	3	-	-
At 30 June	9,169	9,434	8,312	8,538

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Million Baht

Consolidated

Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete spare part inventories**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2006	219	138	8,164	660	58	9,239
(Charges)/credit to net profit	(32)	14	277	(30)	37	266
At 30 June 2006	187	152	8,441	630	95	9,505

Deferred tax liabilities	**Prepaid commission**	**Prepaid concession fee and excise tax**	**Accelerated tax amortisation**	**Fair value gains**	**Others**	**Total**
At 1 January 2006	92	157	91	34	12	386
Charges/(credit) to net profit	5	(8)	(6)	(27)	(7)	(43)
Reverse from equity	-	-	-	(7)	-	(7)
At 30 June 2006	97	149	85	-	5	336

15 Deferred income tax (continued)

						Million Baht
	Company					
Deferred tax assets	**Allowance for doubtful accounts**	**Allowance for obsolete spare part inventories**	**Amortisation of asset under concession agreement**	**Unearned income - mobile phone service**	**Others**	**Total**
At 1 January 2006	154	138	7,177	660	59	8,188
(Charges)/credit to net profit	(37)	14	295	(30)	36	278
At 30 June 2006	117	152	7,472	630	95	8,466

Deferred tax liabilities	**Prepaid concession fee and excise tax**	**Others**	**Total**
At 1 January 2006	157	12	169
Charges/(credit) to net profit	(8)	(7)	(15)
At 30 June 2006	149	5	154

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

				Million Baht
	Consolidated		Company	
	30 June 2006	**31 December 2005 Restated**	**30 June 2006**	**31 December 2005 Restated**
Deferred tax assets	9,266	8,946	8,312	8,019
Deferred tax liabilities	(97)	(92)	-	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

16 Income tax

Reconciliation of income tax for the three-month periods ended 30 June is as follow:

	Consolidated		Company	
				Million Baht
	30 June 2006	**30 June 2005 Restated**	**30 June 2006**	**30 June 2005 Restated**
Current tax	2,010	2,159	1,663	1,672
Deferred tax (Note 15)	(169)	(175)	(155)	(194)
	1,841	1,984	1,508	1,478

Reconciliation of income tax for the six-month periods ended 30 June is as follow:

	Consolidated		Company	
				Million Baht
	30 June 2006	**30 June 2005 Restated**	**30 June 2006**	**30 June 2005 Restated**
Current tax	4,597	4,891	3,723	3,879
Deferred tax (Note 15)	(309)	(391)	(293)	(441)
	4,288	4,500	3,430	3,438

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the six-month periods ended 30 June is as follows:

	Consolidated		Company	
				Million Baht
	30 June 2006	**30 June 2005 Restated**	**30 June 2006**	**30 June 2005 Restated**
Profit before tax	13,627	14,459	12,845	13,368
Tax calculated at a tax rate of 30% (2005: 30%)	4,088	4,338	3,853	4,010
Share of net results from investments -equity method	-	-	(403)	(563)
Effect from elimination with subsidiaries	173	174	-	-
Other permanent differences	27	(12)	(20)	(9)
Tax charge	4,288	4,500	3,430	3,438

Further information about deferred tax is presented in Note 15.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 Share capital and premium on share capital

	Million shares		Million Baht		
	Authorised share capital	Issued and paid-up share capital	Ordinary shares	Share premium	Total
For the six-month period ended 30 June 2006					
Opening balance	5,000	2,951	2,951	20,730	23,681
Issue of shares	-	3	3	159	162
Reduction of shares	(3)	(3)	(3)	-	(3)
Closing balance	4,997	2,951	2,951	20,889	23,840

During the six-month period ended 30 June 2006, the Company registered the increase in share capital with the Ministry of Commerce for 3.41 million ordinary shares from the exercise of 3.25 million warrants, 0.47 million warrants of which were exercised during the quarter ended 31 December 2005. The capital increase results in an increase in paid-up share capital and share premium of Baht 3.41 million and Baht 159.42 million, respectively.

According to the Public Limited Companies Act (No.2) B.E. 2544, Treasury Stock Rules, any company repurchases its shares has to dispose all of the repurchased shares with in a 3-year period commencing from the date of share repurchase completion. If the Company does not dispose the treasury stock within the 3-year period, the Company has to reduce its paid-up share capital to offset with the treasury stock. The Company repurchased 2,540,200 of its ordinary shares during 2 December 2002 to 1 June 2003. However, as at June 1, 2006, the Company has not disposed any of the treasury stock. In order to comply with the aforementioned regulations, the Company offset its treasury stock with its authorised and paid-up share capital. The Company registered the reduction in authorised and paid-up share capital with the Ministry of Commerce on 16 June 2006.

As at 30 June 2006, the total issued number of ordinary shares is 2,951.51 million shares (31 December 2005: 2,950.64 million shares) with a par value of Baht 1 per share (31 December 2005: Baht 1 per share). All issued shares are fully paid.

17 Share capital and premium on share capital (continued)

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)	31/05/2006 (Grant V)
Warrants (Million units)	14.00	8.47	9.00	9.69	10.14
Exercise price per unit	48.00	43.38	91.79	106.66	91.46
Exercise ratio	1 : 1	1 : 1	1 : 1	1 : 1	1 : 1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)					
- Price	47.73	43.14	-	-	-
- Ratio	1 : 1.00559	1 : 1.00559	-	-	-
Second adjustment to exercise price per unit and ratio (effective from 30 June 2004 onwards)					
- Price	47.40	42.84	-	-	-
- Ratio	1 : 1.01261	1 : 1.01261	-	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)					
- Price	47.15	42.63	91.35	-	-
- Ratio	1 : 1.01751	1 : 1.01751	1 : 1.00484	-	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)					
- Price	46.78	42.30	90.64	-	-
- Ratio	1 : 1.02549	1 : 1.02549	1 : 1.01272	-	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)					
- Price	46.16	41.74	89.44	105.25	-
- Ratio	1 : 1.03927	1 : 1.03927	1 : 1.02633	1 : 1.01344	-
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)					
- Price	45.32	40.99	87.82	103.34	-
- Ratio	1 : 1.05843	1 : 1.05843	1 : 1.04525	1 : 1.03213	-

Sixth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' meeting held on 27 February 2006, the Board passed a resolution to approve the sixth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.16 per unit to Baht 45.32 per unit, from Baht 41.74 per unit to Baht 40.99 per unit, from Baht 89.44 per unit to Baht 87.82 per unit and from Baht 105.25 per unit to Baht 103.34 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.03927 to 1 : 1.05843 for both grant I and grant II, from 1 : 1.02633 to 1 : 1.04525 for grant III and from 1 : 1.01344 to 1 : 1.03213 for grant IV. The new exercise price and exercise ratio were effective from 30 March 2006 onwards.

17 Share capital and premium (continued)

Warrants granted to directors and employees (continued)

Warrants grant V

At the Annual General Meeting of the Company's shareholders held on 24 April 2006, the shareholders passed a resolution to approve additional warrants of 10.14 million units at Baht nil per unit, or equivalent to 0.34% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2006. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.46 per unit, which is the weighted average closing price for 30 days prior to 24 April 2006. 2.41 million units and 7.73 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the six-month period ended 30 June 2006			
Opening balance	4.76	20.26	25.02
Granted	2.41	7.98	10.39
Exercised	-	(2.94)	(2.94)
Closing balance	7.17	25.30	32.47

Exercised warrants

During the six-month period ended 30 June 2006, 2.94 million units were exercised by the Company's employees. The exercises of 2.78 million warrants during this period, and of 0.47 million warrants during the quarter ended 31 December 2005, increased paid-up share capital and premium on share capital by Baht 3.41 million and Baht 159.42 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.16 million units or 0.17 million shares on 4 July 2006. The Company received advanced payment from shareholders for the 0.17 million shares in the amount of Baht 6.97 million in the quarter ended 30 June 2006 (Note 21).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

18 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the six-month periods ended 30 June 2006 and 2005:

		Consolidated		Company	
		30 June 2006	30 June 2005 Restated	30 June 2006	30 June 2005 Restated
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit for the period		9,415	9,930	9,415	9,930
Adjusted by:					
Depreciation	10	1,997	2,429	1,924	2,390
Amortisation of computer software	10	255	245	251	245
Amortisation of assets under concession agreements	10	6,284	6,215	5,646	5,204
Allowance for impairment	10	69	-	53	-
Amortisation of concession right	10	228	228	-	-
Amortisation of goodwill	10	583	583	-	-
Amortisation of deferred charges	10	59	77	49	67
Amortisation of forward and swap premium		11	11	11	11
Amortisation of bond issuing cost	12	10	13	10	13
Loss on write-off obsolete spare parts for mobile phone network maintenance		49	113	46	106
Loss on write-off deferred charges		2	3	2	3
Doubtful accounts and bad debts		142	340	131	331
Loss (gain) on obsolete inventories and diminution in value of finished goods		23	(19)	-	-
Gain on disposals of fixed assets		(7)	(4)	(6)	(4)
Loss on write-off of fixed assets		2	3	2	3
Unrealised loss on foreign exchange rate		1	41	1	41
Realised unearned income		(28)	(14)	-	-
Share of net profit in subsidiaries	9	-	-	(1,344)	(1,878)
Decrease in deferred tax income		(309)	(391)	(293)	(441)
Share of net (loss) profit from subsidiaries to minority interests		(76)	29	-	-
Net income before changes in operating assets and liabilities		18,710	19,832	15,898	16,021
Changes in operating assets and liabilities					
- Restricted bank deposits		(219)	-	-	-
- Trade accounts receivable		421	75	863	(135)
- Amounts due from related parties		3	-	4	(5)
- Receivables for cash card		372	-	-	-
- Value added tax receivables - third party		(807)	307	(807)	307
- Inventories and spare part inventories for mobile network maintenance		(309)	(495)	(19)	(98)
- Other current assets		(347)	(229)	(120)	(205)
- Other assets		(52)	(52)	(35)	(55)
- Trade accounts payable		(71)	(558)	(181)	(518)
- Amounts due to related parties		(74)	195	(146)	195
- Concession rights payable, accrued concession fee and excise tax		930	1,235	920	1,067
- Unearned income - mobile phone service		(90)	(116)	(102)	498
- Advance receipt from customers		(258)	-	-	-
- Income tax payable		1,438	(415)	1,475	(108)
- Other current liabilities		51	(205)	(84)	(117)
- Other liabilities		(2)	(6)	-	(1)
Cash flows from operating activities		19,696	19,568	17,666	16,846

19 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.82% (at 31 December 2005: 42.83%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.24% (at 31 December 2005: 19.25%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

On 23 January 2006, the Shinawatra family, the principal shareholders of Shin Corporation ("SHIN"), the Company's major shareholder, sold all SHIN's shares, representing 49.60% of the paid-up capital of the SHIN, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

The Group has transactions with related parties for six-month periods ended 30 June 2006 and 2005 as follows:

a) Sales of goods and services

	Consolidated		Company	
For the three-month periods ended	**30 June 2006 Million Baht**	**30 June 2005 Million Baht**	**30 June 2006 Million Baht**	**30 June 2005 Million Baht**
Service income				
Subsidiaries	-	-	87	72
Shin Corporation and its related parties	30	21	9	9
Related party of SingTel Strategic Investments Pte Ltd.	173	142	173	142
Total service income	203	163	269	223
Other income				
Subsidiaries	-	-	47	39
Shin Corporation and its related parties	3	2	1	-
Total other income	3	2	48	39
Sales of prepaid cards				
Subsidiary	-	-	-	11,327

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 Related party transactions (continued)

a) Sales of goods and services (continued)

For the six-month periods ended	Consolidated 30 June 2006 Million Baht	Consolidated 30 June 2005 Million Baht	Company 30 June 2006 Million Baht	Company 30 June 2005 Million Baht
Service income				
Subsidiaries	-	-	193	151
Shin Corporation and its related parties	73	48	23	17
Related party of SingTel Strategic Investments Pte Ltd.	339	283	339	283
Total service income	412	331	555	451
Other income				
Subsidiaries	-	-	106	71
Shin Corporation and its related parties	4	8	2	4
Total other income	4	8	108	75
Sales of prepaid cards				
Subsidiary	-	-	-	23,886

b) Purchases of services

For the three-month periods ended	Consolidated 30 June 2006 Million Baht	Consolidated 30 June 2005 Million Baht	Company 30 June 2006 Million Baht	Company 30 June 2005 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	1,061	1,318
Shin Corporation and its related parties	124	255	116	238
SingTel Strategic Investments Pte Ltd. and its related parties	90	78	90	78
Total rental and other service expenses	214	333	1,267	1,634
Advertising expense, net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2006: 435 Million Baht 2005: 589 Million Baht - Company 2006: 390 Million Baht 2005: 579 Million Baht)	142	159	130	156
Total advertising expenses	142	159	130	156

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	3	9
Consulting and management fees				
Shin Corporation and its related party	50	52	50	52

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 **Related party transactions** (continued)

b) **Purchases of services** (continued)

For the six-month periods ended	Consolidated 30 June 2006 Million Baht	Consolidated 30 June 2005 Million Baht	Company 30 June 2006 Million Baht	Company 30 June 2005 Million Baht
Rental and other service expenses				
Subsidiaries	-	-	2,398	2,569
Shin Corporation and its related parties	285	499	264	466
SingTel Strategic Investments Pte Ltd. and its related parties	170	143	170	143
Total rental and other service expenses	455	642	2,832	3,178
Advertising expense, net*				
Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2006: 785 Million Baht 2005: 1,007 Million Baht - Company 2006: 722 Million Baht 2005: 985 Million Baht	235	268	217	259
Total advertising expenses	235	268	217	259

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

Promotion expense				
Subsidiaries	-	-	7	23
Consulting and management fees				
Shin Corporation and its related parties	100	104	99	103

For the three-month periods ended	Consolidated 30 June 2006 Million Baht	Consolidated 30 June 2005 Million Baht	Company 30 June 2006 Million Baht	Company 30 June 2005 Million Baht
Interest expense				
Subsidiary	-	-	55	14
Directors of related parties	-	1	-	1
Total interest expense	-	1	55	15

For the six-month periods ended	Consolidated 30 June 2006 Million Baht	Consolidated 30 June 2005 Million Baht	Company 30 June 2006 Million Baht	Company 30 June 2005 Million Baht
Interest expense				
Subsidiary	-	-	101	21
Directors of related parties	1	1	1	1
Total interest expense	1	1	102	22

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

19 Related party transactions (continued)

c) Dividend paid

	Consolidated		Company	
For the three-month periods ended	**30 June 2006 Million Baht**	**30 June 2005 Million Baht**	**30 June 2006 Million Baht**	**30 June 2005 Million Baht**
Shin Corporation	4,170	3,286	4,170	3,286
SingTel Strategic Investments Pte Ltd.	1,874	1,477	1,874	1,477
Total dividend paid	6,044	4,763	6,044	4,763

	Consolidated		Company	
For the six-month periods ended	**30 June 2006 Million Baht**	**30 June 2005 Million Baht**	**30 June 2005 Million Baht**	**30 June 2006 Million Baht**
Shin Corporation	4,170	3,286	4,170	3,286
SingTel Strategic Investments Pte Ltd.	1,874	1,477	1,874	1,477
Total dividend paid	6,044	4,763	6,044	4,763

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	30 June 2006 Million Baht	**31 December 2005 Million Baht**	**30 June 2006 Million Baht**	**31 December 2005 Million Baht**
Short-term investments				
Shin Corporation	-	185	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,288	1,647
Shin Corporation and its related parties	5	13	1	4
Related party of SingTel Strategic Investments Pte Ltd.	132	125	132	125
	137	138	1,421	1,776
Amounts due from related parties				
Subsidiaries	-	-	36	39
Shin Corporation and its related parties	-	3	-	1
	-	3	36	40
Short-term loans to a related party				
Subsidiary	-	-	1	1

19 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Trade accounts payable				
Subsidiaries	-	-	410	622
Shin Corporation and its related parties	41	75	27	59
Related party of SingTel Strategic Investments Pte Ltd.	51	46	51	46
	92	121	488	727
Amounts due to related parties				
Subsidiaries	-	-	76	126
Shin Corporation and its related parties	276	353	243	342
Related party of SingTel Strategic Investments Pte Ltd.	14	12	14	12
	290	365	333	480
Short-term loans from related parties				
Subsidiary	-	-	5,700	8,000

As at 30 June 2006, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 5.00% per annum (at 31 December 2005: 3.25% per annum). Repayment term is at call. (at 31 December 2005: Baht 7,300 million was paid during the period ended 30 June 2006).

	Consolidated		Company	
	30 June 2006 Million Baht	31 December 2005 Million Baht	30 June 2006 Million Baht	31 December 2005 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	-	10	-	10
Directors of the Company and directors of the Company's related party	25	37	25	37
	25	47	25	47

e) Commitments with related parties

The Group has entered into related service agreements for satellite transponder services, consulting and management services and computer system services and repair and maintenance services for software and hardware for periods ranging from 1 month to 3 years with options to renew. At 30 June 2006, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	176	169
Payment due - within 2 to 5 years	129	129

19 Related party transactions (continued)

e) Commitments with related parties (continued)

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.43 million per month (at 31 December 2005: Baht 5.83 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 14.88 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2005: Baht 15.15 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.22 million per month (at 31 December 2005: Baht 2.03 million per month).

f) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 23 August 2005 onwards)	
				Price	Ratio
27 March 2002 (Grant I)	18.34	17.80	1 : 1	17.34	1:1.02671
30 May 2003 (Grant II)	12.22	13.67	1 : 1	13.31	1:1.02671
31 May 2004 (Grant III)	8.82	36.41	1 : 1	35.46	1:1.02671
31 May 2005 (Grant IV)	8.33	41.76	1 : 1	41.21	1:1.01326
31 July 2006 (Grant V)	6.99	37.68	1 : 1	-	-

Movements in the number of SHIN's warrants are as follows:

	Million units
For the six-month period ended 30 June 2006	
Opening balance	38.00
Granted	-
Exercised	(20.03)
Closing balance	17.97

During the six-month period ended 30 June 2006, the Company's directors exercised 20.03 million units of warrants to acquire 20.57 million ordinary shares of SHIN.

19 **Related party transactions** (continued)

g) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights Million units	Maximum budget not exceeding Million Baht
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

	Million units
For the six-month period ended 30 June 2006	
Beginning balance	1.08
Granted	-
Exercised	(0.81)
Cancelled	(0.27)
Closing balance	-

0.81 million units were exercised during the six-month period ended 30 June 2006. The subsidiary does not incur expense from the exercised rights.

20 **Bank guarantees**

At 30 June 2006, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,868.28 million (31 December 2005: Baht 1,856.95 million) on a consolidated basis and Baht 1,456.77 million (31 December 2005: Baht 1,447.80 million) on a Company basis.

21 **Post balance sheet events**

Warrants granted to directors and employees - exercised

As mentioned in Note 17, during the six-month period ended 30 June 2006, the Company's warrants of 0.16 million units was exercised at Baht 40.99 each. The Company registered the increase in the share capital with the Ministry of Commerce on 4 July 2006.

In July 2006, a total of 0.82 million units, being 0.41 million units and 0.41 million units of the Company's warrants were exercised at Baht 45.32 each and Baht 40.99 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 August 2006.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,951.51 million to Baht 2,952.55 million, and from Baht 20,889.35 million to Baht 20,932.92 million, respectively.

21 Post balance sheet events (continued)

Concession right payable

Refer to note 13, on 5 July 2006, TAC has submitted an additional claims of DPC to the Arbitration Committee for last two amounts of concession rights fee due on 30 September 2004 and 2005 comprising principal and interest according to the agreement totalling USD 87.38 million and called for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made. The case is still in the process of arbitration. However, these financial statements include full recognition of the concession payable and interest, excluding overdue interest, according to the agreement (using effective interest rate method).

Increase in a subsidiary's share capital

At the Board of Directors' meeting held on 15 August 2006, the Board passed a resolution to approve an increase of authorised share capital in a subsidiary, AIS International Network Company Limited ("AIN"), from 10,000 ordinary shares with a par value of Baht 100 per share to 2,000,000 ordinary shares with a par value of Baht 100 per share or the total increase of Baht 199 million. The purpose of the capital increase is to operate International gateway business. The Company still owns 99.99% of the subsidiary upon the completion of the capital increase.

Interim dividend

At the Board of Directors' meeting held on 15 August 2006, the Board passed a resolution to approve a declaration of interim dividend for 2,952.55 million shares of Baht 3.00 each, totalling Baht 8,857.65 million. The dividend will be paid to the shareholders on 13 September 2006.